UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Building 306, 86 Beiyuan Road,

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 08, 2010

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2010 UNAUDITED FINANCIAL RESULTS

(Beijing, China – March 7, 2011) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights1

•	Total revenues were RMB593.0 million (USD89.8 million), as compared to RMB658.2 million in 3Q10 and RMB607.9 million in 4Q09

•	Gross profit was RMB482.3 million (USD73.1 million), as compared to RMB508.9 million in 3Q10 and RMB526.4 million in 4Q09

•

Operating profit was RMB122.8 million (USD18.6 million), as compared to RMB211.9 million in 3Q10 and RMB276.5 million in 4Q09. Non-GAAP operating profit[2] was RMB147.3 million (USD22.3 million), as compared to RMB237.4 million in 3Q10 and RMB298.5 million in 4Q09

•

Net income attributable to the Company’s shareholders was RMB125.2 million (USD19.0 million), as compared to RMB213.7 million in 3Q10 and RMB270.8 million in 4Q09. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB149.7 million (USD22.7 million), as compared to RMB239.2 million in 3Q10 and RMB292.8 million in 4Q09

•

Basic and diluted earnings per ADS[3] were RMB2.50 (USD0.38) and RMB2.36 (USD0.36), respectively, as compared to RMB4.27 and RMB4.05, respectively, in 3Q10, and RMB5.44 and RMB5.09, respectively, in 4Q09. Non-GAAP basic and diluted earnings per ADS[2] were RMB2.98 (USD0.45) and RMB2.82 (USD0.43), respectively, as compared to RMB4.77 and RMB4.53 respectively, in 3Q10, and RMB5.88 and RMB5.50, respectively, in 4Q09

•	The Company launched:

•	Open beta testing for “Forsaken World” on October 21, 2010

•	Open beta testing for “Dragon Excalibur” on October 28, 2010

•	Unlimited closed beta testing for “Empire of the Immortals” on December 28, 2010

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, which was RMB6.6 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

Fiscal Year 2010 Financial Highlights

•	Total revenues were RMB2,470.4 million (USD374.3 million), as compared to RMB2,144.4 million in fiscal year 2009

•	Gross profit was RMB2,025.7 million (USD306.9 million), as compared to RMB1,844.6 million in fiscal year 2009

•

Operating profit was RMB879.3 million (USD133.2 million), as compared to RMB1,084.2 million in fiscal year 2009. Non-GAAP operating profit was RMB976.1 million (USD147.9 million), as compared to RMB1,162.1 million in fiscal year 2009

•

Net income attributable to the Company’s shareholders was RMB840.7 million (USD127.4 million), as compared to RMB1,037.2 million in fiscal year 2009. Non-GAAP net income attributable to the Company’s shareholders was RMB937.5 million (USD142.0 million), as compared to RMB1,115.1 million in fiscal year 2009

•

Basic and diluted earnings per ADS were RMB16.80 (USD2.55) and RMB15.87 (USD2.41), respectively, as compared to RMB20.57 and RMB19.28, respectively, in fiscal year 2009. Non-GAAP basic and diluted earnings per ADS were RMB18.73 (USD2.84) and RMB17.70 (USD2.68), respectively, as compared to RMB22.11 and RMB20.73, respectively, in fiscal year 2009

Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World, commented, “The past year was a challenging year of transition as we chose to lengthen the development cycle of our games and devote more resources to larger and longer-term projects in order to give them the best chance for success. While these moves were made to support the sustainable growth of our company over the long term, the slowdown in new releases during the past year did slow our revenue growth from prior years. This, coupled with sizable investments in R&D and expansion through acquisitions, placed added pressure on our margins in the short term and caused temporary fluctuations in our results. However, we are confident that this most recent quarter and the past year mark the trough in our financial performance as the mismatch between internal investments and output of new content start to realign in 2011.”

“In the fourth quarter, our hard work during the year began to take shape as we launched three new games as well as a number of expansion packs for our existing games. These new titles, including ‘Forsaken World’ and ‘Empire of the Immortals,’ have already generated excitement among gamers and built a strong user base. We are expecting to see much stronger revenue growth in the first quarter of 2011 as these new contents start to take effect on the revenue side.”

“One of our greatest strengths remains our deep and diversified pipeline, which has grown to include several new games in the development phase and a few highly-anticipated titles coming soon, including, ‘Heaven Sword and Dragon Saber’ and ‘Swordsman Online,’ both based on novels that are household names in China. We continue to develop new games across a wide range of genres to suit the varied tastes of different gamers, enabling us to capture a broader audience of users. We expect exciting titles in our pipeline and a number of recently-launched games to provide multiple growth drivers for us in both 2011 and the years to come.”

“Our specialized production studios and proprietary gaming engines have allowed us to build solid franchises in the 2D, 2.5D and 3D market segments, and our brand remains popular in China while it continues to grow abroad. We remain a leader in the Chinese online game export market in terms of revenues and geographic coverage. During the year, we continued to sign new licensing agreements and launch our games in various markets through overseas game operators. We also strengthened our overseas operating platform through our operating subsidiaries in the U.S. and Europe, and C&C Media Co., Ltd. (‘C&C Media’), our acquired subsidiary in Japan, all of which continue to serve as growing sources of revenues. Our strategic acquisition of a majority stake in Runic Games, Inc., the Seattle-based studio, also enhanced our global R&D capabilities and provided us strong pipeline of global titles.”

“While 2010 was clearly a challenging year, we believe our decisions were necessary for the healthy growth of our company in the long run. And we are confident that we have now emerged as a much stronger business. Having confidence in our outlook, the board has also authorized Perfect World to repurchase up to USD100 million of the Company’s own American Depositary Shares (‘ADSs’) between March 2011 and March 2012.”

“Looking forward to 2011 and beyond, we are optimistic that we will deliver solid growth at both the top and bottom line given our multiple growth drivers from a diversified pipeline, as well as support from our core existing games that continue to serve as steady sources of revenue. We also expect our margin to gradually improve throughout the year, starting from Q1. Our strength in innovation, combined with enhanced R&D capabilities and strengthened operating platform from our continued investments, will position us well in the near term and ensure the long-term sustainable growth of our business.”

Fourth Quarter 2010 Financial Results

Total Revenues

Total revenues were RMB593.0 million (USD89.8 million) in 4Q10, as compared to RMB658.2 million in 3Q10 and RMB607.9 million in 4Q09. The decrease in total revenues from 3Q10 was primarily because there was no major movie or TV series release in 4Q10, whereas the popular TV series “Fighting for My Marriage” contributed to the Company’s results in 3Q10.

Online game operation revenues were RMB526.2 million (USD79.7 million) in 4Q10, as compared to RMB527.1 million in 3Q10 and RMB541.8 million in 4Q09. Despite launches of new games and large expansion packs of core existing games during the quarter, online game operation revenues in 4Q10 were relatively flat compared with 3Q10. This was primarily due to the deliberate decision to slow monetization activities to foster user interest and further nurture these games at the initial stages following the releases of new content.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 999,000 in 4Q10, as compared to 733,000 in 3Q10 and 1,157,000 in 4Q09. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,402,000 in 4Q10, as compared to 1,274,000 in 3Q10 and 2,188,000 in 4Q09. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB275 in 4Q10, as compared to RMB323 in 3Q10 and RMB223 in 4Q09. The increase in traffic from 3Q10 was mainly due to the strong performance of several of the Company’s newly launched games, as well as the continued popularity of a number of the Company’s existing games. The decrease in ARPU from 3Q10 was mainly due to the dilution effect arising from the launches of the new games during 4Q10.

Overseas licensing revenues were RMB57.8 million (USD8.8 million) in 4Q10, as compared to RMB48.6 million in 3Q10 and RMB61.7 million in 4Q09. The increase from 3Q10 was primarily attributable to an increase in initial license fees arising from a number of new commercial launches overseas, as well as a sequential growth in usage-based royalties.

Film, television and other revenues were RMB9.0 million (USD1.4 million) in 4Q10, as compared to RMB82.5 million in 3Q10 and RMB4.5 million in 4Q09. Most of the film, television and other revenues recognized in 3Q10 were related to the release of the TV series “Fighting for My Marriage,” whereas there was no similar major release during 4Q10.

Cost of Revenues

The cost of revenues was RMB110.7 million (USD16.8 million) in 4Q10, as compared to RMB149.3 million in 3Q10 and RMB81.5 million in 4Q09.

The online game related cost was RMB102.3 million (USD15.5 million) in 4Q10, as compared to RMB92.4 million in 3Q10 and RMB79.8 million in 4Q09. The increase from 3Q10 was mainly due to an increase in staff cost, including a special year-end bonus.

The film, television and other cost was RMB8.3 million (USD1.3 million) in 4Q10, as compared to RMB56.9 million in 3Q10 and RMB1.7 million in 4Q09. Most of the film, television and other cost recognized in 3Q10 was related to the TV series “Fighting for My Marriage.” There was no major release in 4Q10.

Gross Profit and Gross Margin

Gross profit was RMB482.3 million (USD73.1 million) in 4Q10, as compared to RMB508.9 million in 3Q10 and RMB526.4 million in 4Q09. Gross margin was 81.3% in 4Q10, as compared to 77.3% in 3Q10 and 86.6% in 4Q09. The decrease in gross profit from 3Q10 was primarily due to the absence of a major movie or TV release in 4Q10, whereas the popular TV series “Fighting for My Marriage” contributed to the Company’s results in 3Q10.

Operating Expenses

Operating expenses were RMB359.5 million (USD54.5 million) in 4Q10, as compared to RMB297.0 million in 3Q10 and RMB249.8 million in 4Q09. The increase in operating expenses from 3Q10 was mainly attributed to higher sales and marketing expenses, R&D expenses and general and administrative expenses.

R&D expenses were RMB136.8 million (USD20.7 million) in 4Q10, as compared to RMB113.8 million in 3Q10 and RMB76.9 million in 4Q09. The increase from 3Q10 was primarily due to an increase in staff cost, including a special year-end bonus, as well as lower capitalization of development cost. During 4Q10, the Company ceased capitalization of development cost for “Forsaken World” and “Dragon Excalibur” following their official launches.

Sales and marketing expenses were RMB155.2 million (USD23.5 million), as compared to RMB123.8 million in 3Q10 and RMB124.7 million in 4Q09. The increase from 3Q10 was largely due to an increase in advertising and promotional expenses associated with the launches of the new games “Forsaken World,” “Dragon Excalibur” and “Empire of the Immortals;” as well as the releases of some large-scale expansion packs, such as “Breach of Heaven” for “Zhu Xian” and “Perfect World II 2012” for “Perfect World II,” during 4Q10. In addition, the Company also incurred a special year-end bonus in 4Q10.

General and administrative expenses were RMB67.5 million (USD10.2 million) in 4Q10, as compared to RMB59.4 million in 3Q10 and RMB48.3 million in 4Q09. The increase from 3Q10 was mainly due to a provision of receivables related to the Company’s film and television business. The Company’s film and television business continues to expand. As the credit term, collection cycle, as well as characteristic of receivables of the film and television business are significantly different from those of the online gaming business, the Company adopted a conservative and prudent approach and provided certain allowance for its accounts receivables related to its film and television business in 4Q10.

Operating Profit

Operating profit was RMB122.8 million (USD18.6 million) in 4Q10, as compared to RMB211.9 million in 3Q10 and RMB276.5 million in 4Q09. Non-GAAP operating profit was RMB147.3 million (USD22.3 million) in 4Q10, as compared to RMB237.4 million in 3Q10 and RMB298.5 million in 4Q09. The decrease from 3Q10 was mainly due to an increase in staff cost, including a special year-end bonus, as well as a ramp-up in advertising and marketing spending to support the launches of a number of the Company’s new games and large expansion packs. As the Company adopted prudent monetization strategies with the new content at the initial stages of release during 4Q10, higher sales and marketing expenses prior to the releases of new content and greater R&D spending outgrew revenues temporarily in 4Q10.

Total Other Income

Total other income was RMB12.7 million (USD1.9 million) in 4Q10, as compared to RMB6.8 million in 3Q10 and RMB11.8 million in 4Q09. The increase from 3Q10 was largely due to an increase in government grant subsidy income.

Income Tax Expense

Income tax expense was RMB12.1 million (USD1.8 million) in 4Q10, as compared to RMB17.1 million in 3Q10 and RMB17.5 million in 4Q09.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB125.2 million (USD19.0 million) in 4Q10, as compared to RMB213.7 million in 3Q10 and RMB270.8 million in 4Q09. Non-GAAP net income attributable to the Company’s shareholders was RMB149.7 million (USD22.7 million) in 4Q10, as compared to RMB239.2 million in 3Q10 and RMB292.8 million in 4Q09.

Basic and diluted earnings per ADS were RMB2.50 (USD0.38) and RMB2.36 (USD0.36), respectively, in 4Q10, as compared to RMB4.27 and RMB4.05, respectively, in 3Q10, and RMB5.44 and RMB5.09, respectively, in 4Q09. Non-GAAP basic and diluted earnings per ADS were RMB2.98 (USD0.45) and RMB2.82 (USD0.43), respectively, in 4Q10, as compared to RMB4.77 and RMB4.53, respectively, in 3Q10, and RMB5.88 and RMB5.50, respectively, in 4Q09.

Cash and Cash Equivalents

As of December 31, 2010, the Company had RMB1,387.6 million (USD210.2 million) of cash and cash equivalents, as compared to RMB1,424.9 million as of September 30, 2010. The Company continued to generate cash inflow through its online game operations, however, the cash outflow for investments in principal-protected financial products during 4Q10 resulted in a decrease in the cash and cash equivalents balance.

Fiscal Year 2010 Financial Results

Total Revenues

Total revenues were RMB2,470.4 million (USD374.3 million) in fiscal year 2010, as compared to RMB2,144.4 million in fiscal year 2009.

Online game operation revenues were RMB2,156.3 million (USD326.7 million) in fiscal year 2010, as compared to RMB1,879.9 million in fiscal year 2009. The year-over-year increase was primarily attributable to the Company’s successful expansion of its overseas operations in North America and Japan, as well as the continued popularity of some of the Company’s core existing games.

Overseas licensing revenues were RMB215.0 million (USD32.6 million) in fiscal year 2010, as compared to RMB214.6 million in fiscal year 2009. In previous years the Company generated considerable licensing revenues from Japan through C&C Media, its Japanese operation partner. In 2Q10, the Company fully acquired C&C Media and began classifying its revenues as online game operation revenues. As such, although the Company grew its licensing revenues in various markets as it continued to strengthen its global penetration during fiscal year 2010, the overseas licensing revenues were relatively flat compared with fiscal year 2009.

Film, television and other revenues were RMB99.2 million (USD15.0 million) in fiscal year 2010, as compared to RMB49.8 million in fiscal year 2009. Most of the film, television and other revenues recognized in fiscal year 2010 were related to the popular TV series “Fighting for My Marriage,” which was released in 3Q10.

Cost of Revenues

Cost of revenues were RMB444.7 million (USD67.4 million) in fiscal year 2010, as compared to RMB299.8 million in fiscal year 2009. The year-over-year increase was primarily due to increases in staff cost, sales-related taxes and server depreciation expenses associated with the Company’s overseas acquisitions and expansion of its domestic game operations, as well as an increase in film, television and other cost associated with the release of the successful TV series “Fighting for My Marriage.”

Gross Profit and Gross Margin

Gross profit was RMB2,025.7 million (USD306.9 million) in fiscal year 2010, as compared to RMB1,844.6 million in fiscal year 2009. Gross margin was 82.0% in fiscal year 2010, as compared to 86.0% in fiscal year 2009.

Operating Expenses

Operating expenses were RMB1,146.4 million (USD173.7 million) in fiscal year 2010, as compared to RMB760.4 million in fiscal year 2009. The year-over-year increase in operating expenses was mainly due to the expansion of the Company’s overall business operations and talent pool, as well as its overseas acquisitions.

Operating Profit

Operating profit was RMB879.3 million (USD133.2 million) in fiscal year 2010, as compared to RMB1,084.2 million in fiscal year 2009. Non-GAAP operating profit was RMB976.1 million (USD147.9 million) in fiscal year 2010, as compared to RMB1,162.1 million in fiscal year 2009. In order to deliver higher-quality products in the longer run in response to the demands of the fast-changing industry, the Company has been lengthening the development cycle of its games and devoting more resources to longer-term projects, while at the same time investing heavily in R&D and expanding its talent pool. As a result, the Company did not launch any new games until the last quarter of the year, which impacted the revenue growth in fiscal year 2010, yet still incurred higher sales and marketing expenses prior to the launches of these new games as well as greater R&D spending for future titles in the pipeline. As such, expenses temporarily outgrew revenues during this transitional year.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB840.7 million (USD127.4 million) in fiscal year 2010, as compared to RMB1,037.2 million in fiscal year 2009. Non-GAAP net income attributable to the Company’s shareholders was RMB937.5 million (USD142.0 million) in fiscal year 2010, as compared to RMB1,115.1 million in fiscal year 2009.

Basic and diluted earnings per ADS were RMB16.80 (USD2.55) and RMB15.87 (USD2.41), respectively, in fiscal year 2010, as compared to RMB20.57 and RMB19.28, respectively, in fiscal year 2009. Non-GAAP basic and diluted earnings per ADS were RMB18.73 (USD2.84) and RMB17.70 (USD2.68), respectively, in fiscal year 2010, as compared to RMB22.11 and RMB20.73, respectively, in fiscal year 2009.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2011 are expected to be between RMB640 million and RMB664 million, representing an increase of 8% to 12% on a sequential basis. This reflects expected growth from the Company’s existing games and the anticipated contribution from the recent launches of “Forsaken World,” “Dragon Excalibur” and “Empire of the Immortals.”

Share Repurchase Program

The board has duly authorized Perfect World to repurchase up to USD100 million of its own ADSs during the period from March 2011 to March 2012.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00pm Eastern Standard Time on Monday, March 7, 2011 (9:00am Beijing time on Tuesday, March 8, 2011).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	10-800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, March 14, 2011.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” and “Empire of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, South America and the Russian Federation and other Russian speaking territories. The Company also generates revenues from game operations in North America, Europe and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of March 7, 2011, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unadutied Consolidated Balance Sheets

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,567,165,156	1,387,621,178	210,245,633
Restricted cash	5,033,996	4,849,614	734,790
Short-term investments	30,000,000	390,000,000	59,090,909
Accounts receivable, net	90,435,732	157,617,474	23,881,435
Due from related parties	159,100	2,127,500	322,348
Prepayment and other assets	54,262,066	83,369,296	12,631,712
Deferred tax assets	3,048,654	9,399,978	1,424,239

Total current assets	1,750,104,704	2,034,985,040	308,331,066

Non current assets
Equity investments	30,471,237	49,378,909	7,481,653
Time deposit	—	280,000,000	42,424,242
Restricted cash	—	120,000,000	18,181,818
Film and television cost	14,508,195	24,240,561	3,672,812
Property, equipment, and software, net	244,069,532	306,248,969	46,401,359
Construction in progress	771,265,335	911,395,229	138,090,186
Intangible assets, net	36,930,233	138,464,771	20,979,511
Goodwill	116,256,000	483,624,832	73,276,490
Prepayments and other assets	42,516,514	54,300,649	8,227,371
Deferred tax assets	2,895,739	2,690,344	407,628

Total assets	3,009,017,489	4,405,329,304	667,474,136

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	92,131,878	121,600,949	18,424,386
Advances from customers	88,944,437	146,203,059	22,151,979
Salary and welfare payable	99,629,630	154,136,724	23,354,049
Taxes payable	35,503,484	27,455,310	4,159,895
Accrued expenses and other liabilities	40,055,495	131,580,683	19,936,467
Due to related party	5,650,616	4,832,000	732,121
Deferred revenues	280,584,152	386,274,965	58,526,510
Deferred tax liabilities	22,488,342	47,037,398	7,126,878
Deferred government grants	—	300,000	45,455

Total current liabilities	664,988,034	1,019,421,088	154,457,740
Deferred revenues	28,479,618	26,320,224	3,987,913

Total liabilities	693,467,652	1,045,741,312	158,445,653

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 49,171,190 Class A ordinary shares issued and outstanding, 199,957,195 Class B ordinary shares issued and outstanding as of December 31, 2009; 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010)	198,506	199,791	30,271
Additional paid-in capital	381,099,428	493,089,324	74,710,504
Statutory reserves	181,563,507	239,264,390	36,252,180
Accumulated other comprehensive loss	(65,453,442)	(65,956,622)	(9,993,428)
Retained earnings	1,799,851,169	2,582,851,059	391,341,070

Total Perfect World Shareholders’ Equity	2,297,259,168	3,249,447,942	492,340,597
Non-controlling interests	18,290,669	110,140,050	16,687,886

Total Shareholders’ Equity	2,315,549,837	3,359,587,992	509,028,483

Total Liabilities and Shareholders’ Equity	3,009,017,489	4,405,329,304	667,474,136

Perfect World Co., Ltd.

Unadutied Consolidated Statements of Operations

	Three months ended				Year ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues
Online game operation revenues	541,773,555	527,058,956	526,194,312	79,726,411	1,879,932,736	2,156,258,192	326,705,787
Overseas licensing revenues	61,651,444	48,631,218	57,824,612	8,761,305	214,625,630	214,980,802	32,572,849
Film, television and other revenues	4,474,322	82,533,378	8,975,757	1,359,963	49,804,306	99,194,565	15,029,480

Total Revenues	607,899,321	658,223,552	592,994,681	89,847,679	2,144,362,672	2,470,433,559	374,308,116
Cost of revenues
Online game related cost	(79,781,617)	(92,367,125)	(102,339,541)	(15,505,991)	(271,043,328)	(378,678,901)	(57,375,591)
Film, television and other cost	(1,735,088)	(56,943,511)	(8,330,860)	(1,262,252)	(28,717,551)	(66,018,204)	(10,002,758)

Total cost of revenues	(81,516,705)	(149,310,636)	(110,670,401)	(16,768,243)	(299,760,879)	(444,697,105)	(67,378,349)

Gross profit	526,382,616	508,912,916	482,324,280	73,079,436	1,844,601,793	2,025,736,454	306,929,767
Operating expenses
Research and development expenses	(76,912,046)	(113,816,013)	(136,790,553)	(20,725,841)	(270,355,072)	(419,076,642)	(63,496,461)
Sales and marketing expenses	(124,655,400)	(123,795,571)	(155,249,007)	(23,522,577)	(336,316,211)	(482,162,083)	(73,054,861)
General and administrative expenses	(48,280,933)	(59,409,274)	(67,470,317)	(10,222,775)	(153,684,631)	(245,150,994)	(37,144,090)

Total operating expenses	(249,848,379)	(297,020,858)	(359,509,877)	(54,471,193)	(760,355,914)	(1,146,389,719)	(173,695,412)

Operating profit	276,534,237	211,892,058	122,814,403	18,608,243	1,084,245,879	879,346,735	133,234,355

Other income/(expenses)
Share of loss from equity investments	(1,279,762)	(2,405,028)	(2,107,573)	(319,329)	(4,088,738)	(8,092,328)	(1,226,110)
Interest income	5,169,231	8,205,577	7,637,954	1,157,266	15,404,786	27,000,890	4,091,044
Others, net	7,874,430	1,022,167	7,187,667	1,089,040	10,422,381	15,846,865	2,401,040

Total other income	11,763,899	6,822,716	12,718,048	1,926,977	21,738,429	34,755,427	5,265,974

Profit before tax	288,298,136	218,714,774	135,532,451	20,535,220	1,105,984,308	914,102,162	138,500,329
Income tax expense	(17,534,886)	(17,112,123)	(12,140,994)	(1,839,545)	(68,283,268)	(87,539,495)	(13,263,560)

Net income	270,763,250	201,602,651	123,391,457	18,695,675	1,037,701,040	826,562,667	125,236,769

Less: Net (loss) / income attributable to non-controlling interests	(86,162)	(12,090,414)	(1,817,047)	(275,310)	499,641	(14,138,106)	(2,142,137)

Net income attributable to the Company’s shareholders	270,849,412	213,693,065	125,208,504	18,970,985	1,037,201,399	840,700,773	127,378,906

Net earnings per share, basic	1.09	0.85	0.50	0.08	4.11	3.36	0.51
Net earnings per share, diluted	1.02	0.81	0.47	0.07	3.86	3.17	0.48
Net earnings per ADS, basic	5.44	4.27	2.50	0.38	20.57	16.80	2.55
Net earnings per ADS, diluted	5.09	4.05	2.36	0.36	19.28	15.87	2.41

Shares used in calculating basic net earnings per share	248,945,580	250,476,431	250,754,716	250,754,716	252,138,828	250,232,543	250,232,543
Shares used in calculating diluted net earnings per share	265,982,221	264,025,135	264,919,670	264,919,670	269,004,366	264,818,376	264,818,376

Total share-based compensation cost included in:
Cost of revenues	(1,149,174)	(1,877,096)	(1,732,264)	(262,464)	(4,983,795)	(6,938,253)	(1,051,250)
Research and development expenses	(11,363,609)	(9,215,409)	(9,371,368)	(1,419,904)	(36,730,329)	(37,480,733)	(5,678,899)
Sales and marketing expenses	(1,602,599)	(3,651,450)	(3,437,163)	(520,782)	(7,290,958)	(13,079,432)	(1,981,732)
General and administrative expenses	(7,839,431)	(10,757,280)	(9,903,017)	(1,500,457)	(28,883,711)	(39,286,985)	(5,952,573)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	USD	RMB	RMB	USD

GAAP operating profit	276,534,237	211,892,058	122,814,403	18,608,243	1,084,245,879	879,346,735	133,234,355
Share based compensation charge	21,954,813	25,501,235	24,443,812	3,703,607	77,888,793	96,785,403	14,664,454

Non-GAAP operating profit	298,489,050	237,393,293	147,258,215	22,311,850	1,162,134,672	976,132,138	147,898,809

GAAP net income attributable to the Company’s shareholders	270,849,412	213,693,065	125,208,504	18,970,985	1,037,201,399	840,700,773	127,378,906
Share based compensation charge	21,954,813	25,501,235	24,443,812	3,703,607	77,888,793	96,785,403	14,664,454

Non-GAAP net income attributable to the Company’s shareholders	292,804,225	239,194,300	149,652,316	22,674,592	1,115,090,192	937,486,176	142,043,360

GAAP net earnings per ADS
- Basic	5.44	4.27	2.50	0.38	20.57	16.80	2.55
- Diluted	5.09	4.05	2.36	0.36	19.28	15.87	2.41

Non-GAAP net earnings per ADS
- Basic	5.88	4.77	2.98	0.45	22.11	18.73	2.84
- Diluted	5.50	4.53	2.82	0.43	20.73	17.70	2.68

ADSs used in calculating net earnings per ADS
- Basic	49,789,116	50,095,286	50,150,943	50,150,943	50,427,766	50,046,509	50,046,509
- Diluted	53,196,444	52,805,027	52,983,934	52,983,934	53,800,873	52,963,675	52,963,675